# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: OceanPal Inc., CIK 0001869467
CUSIP: Y6430L301
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64
Date of event which requires filing of this statement: 10/28/2025
Filed by CIK 0001798896
Persons authorized to receive notices and communications: NEAR Foundation, Chamerstrasse 12 C, Zug, Switzerland (V8), 6300, 647 302 2303

## Reporting persons
- Near Foundation (CIK 0001798896): type of reporting person: other (OO); citizenship or place of organization: Switzerland (V8); source of funds: other (OO); sole voting power 3,406,605; shared voting power 0; sole dispositive power 3,406,605; shared dispositive power 0; aggregate amount beneficially owned 3,406,605 (10.95% of the class)
  Comment: Footnote for Percent of class represented by amount in Row (11) - [1] Based upon 31,121,477 shares of Common Stock issued and outstanding as of October 29, 2025, as disclosed by the Issuer in the Prospectus Supplement dated October 29, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: OceanPal Inc.
Address of issuer's principal executive offices: Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of NEAR Foundation (the "Reporting Person").
Residence or business address: The principal business address for the Reporting Person is Chamerstrasse 12 C, 6300 Zug, Switzerland.
Present principal occupation or employment: N/A
Criminal convictions in the last five years: The Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: The Reporting Person is a Swiss non-profit organization.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares of Common Stock, $0.01 par value per share, of the Issuer (the "Common Stock") reported as being beneficially owned by the Reporting Person was acquired pursuant to that certain Subscription Agreement, dated as of October 27, 2025 (the "Subscription Agreement"), by and between the Issuer and NEAR Foundation. The Subscription Agreement was entered into concurrently with subscription agreements between the Issuer and other investors, and the transaction contemplated by the Subscription Agreement (the "Transaction") was consummated on October 28, 2025 (the "Closing").

Pursuant to the terms of the Subscription Agreement, at the Closing, NEAR Foundation acquired an aggregate of 3,406,605 shares of Common Stock and a pre-funded warrant to purchase 75,024,767 shares of Common Stock, for an aggregate purchase price of approximately $100,000,000 (the "Acquired Securities").

The source of funds for the acquisition of the Acquired Securities by NEAR Foundation pursuant to the Subscription Agreement was NEAR Tokens from NEAR Foundation's treasury reserves.

The foregoing description of the Subscription Agreement and the Pre-Funded Warrants does not purport to be complete and is qualified in its entirety by the full text of the Form of Cryptocurrency Subscription Agreement and Form of Pre-Funded Warrants attached hereto as Exhibit 1 and Exhibit 2, respectively, and are incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information regarding the Transaction set forth in Item 3 above is incorporated into this Item 4 by reference in its entirety.

NEAR Foundation acquired the Acquired Securities as part of the Transaction described in Item 3 above.

The net proceeds from the Transaction are intended to be used by the Issuer to fund the acquisition of the native token of the NEAR Protocol and the establishment of the Issuer's NEAR treasury operations, as well as for working capital, general corporate purposes and to pay transaction fees and expenses related thereto.

Except as described in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect to its investment in the Issuer at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Person with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of the shares of Common Stock (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of shares of Common Stock as to which the Reporting Person has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, no transaction in the Common Stock have been effected by the Reporting Person during the sixty days prior to the date of filing this Statement.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person as reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 3, Item 4, and Item 5 above is hereby incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 of the Issuer's report on Form 6-K filed with the SEC on October 28, 2025)
Exhibit 2. Form of Cryptocurrency Subscription Agreement, dated as of October 27, 2025, between OceanPal Inc. and each Cryptocurrency Purchaser (incorporated by reference to Exhibit 10.2 of the Issuer's report on Form 6-K filed with the SEC on October 28, 2025)

## Signatures
- Near Foundation: /s/ Abhishek Vaidyanathan, Abhishek Vaidyanathan, Chief Legal Officer (11/04/2025)